DONALD R. REYNOLDS

dreynolds@wyrick.com

May 2, 2008

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Bryan Pitko, Staff Attorney

Re:	Pharmaceutical Product Development, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed February 26, 2008 File No. 000-27570

Dear Mr. Pitko:

We write this letter on behalf of our client Pharmaceutical Product Development, Inc., or PPD, in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated April 28, 2008. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Form 10-K for the year ended December 31, 2007

Part IV

Item 15. Exhibits, Financial Statements and Schedules, page 61.

1.	We note that you disclose a related party transaction involving two of the company’s directors in the Notes to Consolidated Financial Statements on page F-39 of your

U.S. Securities and Exchange Commission

Attn: Bryan Pitko

May 2, 2008

Form 10-K filing. Please file any agreements related to this transaction as exhibits pursuant to Item 601 (b)(10)(ii)(A).

PPD respectfully submits that none of the agreements referred to on page F-39 need be filed as exhibits because they are not material and are not, to quote the relevant part of Regulation S-K Item 610(b)(10)(ii)(A), “contracts to which directors [or other insiders] are parties” (emphasis added). Instead, they are contracts between PPD and its customers that were entered into in the ordinary course of PPD’s business. The contracts are disclosed in the notes to the financial statements because in each case a member of PPD’s Board of Directors also sits on the customer’s Board of Directors, triggering disclosure under accounting rules. From a quantitative perspective, these contracts are not material to PPD, as in the aggregate they represented less than 0.5% of PPD’s revenue in each of the last three years. From a qualitative perspective, they are also not material, in that they are terms within industry standards, and the interlocking directors receive no direct or indirect personal benefit from them.

2008 Definitive Proxy Statement, as incorporated by reference in Form 10-K

Related Party Transaction, page 24-25.

2.	We note that the information required to be disclosed on your Form 10-K filing under Item 13. Certain Relationship and Related Transactions, and Director Independence has been incorporated by reference to your 2008 Definitive Proxy Statement. We also note that your Form 10-K filing provides disclosure on several related party transactions with current members of your Board of Directors within Note 14 of the Notes to Consolidated Financial Statements under the heading “Related Party Transactions.” However, the related party transactions disclosure in your 2008 Definitive Proxy Statement indicates that you have not engaged in any related party transaction in 2007 and that you are not aware of any existing or potential related party transaction. Please explain to us why the transactions mentioned in the note to your Form 10-K are not disclosed and discussed pursuant to Item 404 of Regulation S-K.

PPD respectfully submits that a similar analysis to the last point made in response to comment 1 above leads to the conclusion that these transactions are not required to be disclosed under Item 404 of Regulation S-K. As noted above, the contracts are not material to PPD, either from a quantitative or qualitative perspective. More importantly in this context, the contracts are not directly with the PPD directors, and they derive no direct or indirect personal benefit from them. Instruction 6 to Item 404 specifically addresses this situation, indicating in relevant part that “A person who has a position [like the PPD directors at issue] with a firm, corporation or

U.S. Securities and Exchange Commission

Attn: Bryan Pitko

May 2, 2008

other entity that engages in a transaction with the registrant shall not be deemed to have an indirect material interest within the meaning of paragraph (a) of this Item where:

a.	The interest arises only:

i.	From such person’s position as a director of another corporation or organization that is a party to the transaction.”

Therefore, because no PPD director has a material interest in the customer contracts described in PPD’s notes to its financial statements, there are no Item 404 related party transactions to disclose in its proxy statement.

*    *    *    *    *    *    *    *    *

As requested, please be advised that PPD hereby acknowledges that:

•	PPD is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	PPD may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PPD respectfully submits that the foregoing is appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	B. Judd Hartman